                                                                 EXHIBIT P

                              RECENT DEVELOPMENTS


POLITICAL CONDITIONS

      General elections for the Grand National Assembly (the "Assembly") were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) now has a simple majority in the Assembly. The Republican People's Party (CHP) is the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

      The following table sets forth the official results of the November 3, 2002 elections by percent of total votes and seats won:

   POLITICAL PARTY                   PERCENTAGE OF VOTE       NUMBER OF SEATS
   ---------------                   ------------------       ---------------
   Justice and Development Party           34.3%                    363
   (AKP)
   Republican People's Party (CHP)         19.4%                    178
   Independent Candidates (no party         1.0%                     9
   affiliation)
   True Path Party (DYP)(1)                 9.6%                     0
   Nationalist Action Party (MHP)(1)        8.4%                     0
   Young Party (GP)(1)                      7.3%                     0
   Democratic People's Party                6.2%                     0
   (DEHAP)(1)
   Others(2)                               14.0%                     0

(1) Failed to obtain the requisite 10% of total votes; no seats in the Assembly.

(2) Includes all other political parties that failed to obtain the requisite 10% of total votes.

      The official results of the election were published in the Official Gazette on November 10, 2002. President Ahmet Necdet Sezer appointed Mr. Abdullah Gul from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gul's cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government's program was approved by the Assembly on November 28, 2002.

      Prior to the general elections on November 3, 2002, Turkey was challenged by a weakened government and political uncertainty about its future. Prime Minister Bulent Ecevit, the leader of the three-party coalition government, was hospitalized twice in May. The then existing three-party coalition government consisted of the Democratic Leftist Party, the Motherland Party and the Nationalist Action Party. In July 2002, Mr. Ecevit's refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Leftist Party in the Assembly. As a result of the resignations, the three-party coalition lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550.

      After repeated refusals to hold elections before their scheduled date, Mr. Ecevit announced that general elections would be held in November, approximately 17 months before the scheduled general elections, pending approval by the Assembly. On July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

      In July 2002, the New Turkey Party was formed by foreign minister Ismail Cem and deputy Prime Minister Husamettin Ozkan, both of whom resigned from the Democratic Leftist Party, as well as certain other former deputies of the Democratic Leftist Party. Economic minister Kemal Dervis resigned from his position on August 10, 2002, and, following his resignation, joined the Republican People's Party.

      In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board has recently reset the new election date for March 9, 2003. Mr. Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP), is expected to announce his intention to run for the Siirt parliamentary post. If the High Electoral Board permits his application for candidacy, it is anticipated that Mr. Erdogan, who was barred from running in the November 2002 elections, may now participate in the Siirt elections as a result of a recent constitutional amendment. On January 22, 2003 Turkey's Constitutional Court declared that it could not recognize Mr. Erdogan as the leader of the Justice and Development Party (AKP) based on the laws in effect in October 2002. On January 23, 2003, the Justice and Development Party (AKP) reelected Mr. Erdogan as its leader in accordance with current law.

GENERAL

      On February 4, 2002, the International Monetary Fund (the "IMF") Board approved a new stand-by arrangement for 2002-2004 (the "2002-2004 Stand-By Arrangement") that consists of additional international lending of up to SDR(1)
12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. Of this amount, Turkey had expected to receive SDR 11.2 billion from the IMF in 2002. Following the approval of the 2002-2004 Stand-By Arrangement, Turkey drew SDR 7.3 billion of the SDR 11.2 billion available for 2002.

      On April 15, 2002, Turkey drew its first tranche of the remaining SDR 3.9 billion available from the IMF in 2002, amounting to SDR 867.6 million, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche of SDR 867.6 million following completion of the second review and IMF Board approval, and on August 7, 2002, Turkey drew its most recent tranche of SDR 867.6 million, following the completion of the third review and IMF Board approval. The IMF and the Government have agreed to the conditions that will have to be satisfied before the remaining tranche of approximately SDR 1.3 billion available from the IMF for 2002 under the 2002-2004 Stand-By Arrangement can be released. An IMF team visited Turkey in October 2002, December 2002 and January 2003 to discuss the terms of the fourth review under the 2002-2004 Stand-By Arrangement. The remaining tranche of approximately SDR 1.3 billion (as of the date of this prospectus supplement, approximately $1.71 billion) is expected to be released following completion of the fourth review and IMF Board approval.

      In addition, Turkey had expected to receive in 2002 approximately $2.9 billion from the International Bank for Reconstruction and Development (the "IBRD") in connection with its structural reforms of the financial, economic, social and agricultural sectors. The release of such funding was linked to Turkey's continued efforts to liberalize such sectors and to curtail public expenditures. Only $650 million of the IBRD assistance was released because implementation of the planned structural reforms was delayed as a result of the decision, made in July 2002, to hold early elections in November 2002. The undisbursed amounts under the IBRD structural reform assistance facility remain available to Turkey subject to the continued implementation of structural reforms. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey. The loan is to be disbursed in three tranches of approximately $450 million each, based on the satisfaction of certain agreed upon actions. On August 16, 2002, Turkey drew its first tranche of $450 million. In addition, the first tranches of the program financing part of the Agriculture Reform Implementation Project Loan (ARIP) and the adjustment part of the Social Risk Mitigation Loan, amounting to $100 million each, were released in 2002. On July 26, 2002, Turkey and the World Bank signed a $300 million loan agreement to support the Government's basic education program over the next four years. The new government and the World Bank are expected to start negotiations regarding the new Country Assistance Strategy
(CAS) to define a strategic framework for the World Bank's support to Turkey.

--------
(1) The Special Drawing Right (SDR) serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.37954 on January 29, 2003.

      On November 7, 2002, Standard and Poor's outlook for its B- rating for Turkey was revised from negative to stable. Moody's B1 rating with a negative outlook for Turkey, which was announced on July 10, 2002, has remained unchanged.

      The Tobacco Law and the Public Procurement Law were approved by the Assembly on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly. The Public Procurement Law, which came into effect on January 1, 2003, is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders. On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

      In January 2002, the Assembly also passed Law No. 4743, which amends certain provisions of the Banking Law to enable the Government to offer limited financial assistance, on a one-time basis, to strengthen the capital base of banks that meet certain capital adequacy ratios. A three-phase audit process, by which the targets for, and the amounts of, this limited financial assistance, was completed in June 2002. Based on the audit, the Banking Regulation and Supervision Agency (the "BRSA") approved the takeover of one bank (Pamukbank T.A.S.) by the Savings Deposit Insurance Fund (the "SDIF"). The BRSA informed 26 other banks of the capital shortfalls for such banks (TL1,326 trillion) which will have to be raised by such banks. As of September 13, 2002, the banks had raised a total of TL1,102 trillion of the total TL1,326 trillion capital shortfall. The remaining financial assistance to be made available by the Government will be within the financial targets set by the Government and is not expected to have a material impact on the Government's budget.

      The Tax Peace Law (Law No. 4792), commonly referred to as the "tax peace project," was enacted by the Assembly on January 16, 2003. The aim of this law is to resolve tax controversies by restructuring accrued and uncollected taxes. The Tax Peace Law was subsequently vetoed by President Sezer on January 29, 2003 and has been resubmitted to the Assembly.

KEY ECONOMIC INDICATORS

   - Real gross national product ("GNP") declined 9.4% in 2001, compared to the original forecasted decline of 5.5%. In the first, second and third quarters of 2002, GNP grew by 0.2%, 9.4% and 7.8%, respectively.

   - For the year ended December 31, 2001, real gross domestic product ("GDP") declined by 7.4%. In the first, second and third quarters of 2002, GDP rose by 1.8%, 8.8% and 7.9%, respectively.

   - From January to December 2002, the wholesale price index ("WPI") increased by 30.8% and the consumer price index ("CPI") increased by 29.7%. The Government's targets for WPI and CPI for 2002 were 35% and 31%, respectively.

   - In December 2002, the annual inflation rate for WPI and CPI were 30.8% and 29.7%, respectively.

   -  In December 2002, WPI increased by 2.6% and CPI increased by 1.6%.

   - On January 29, 2003, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,651,235 per U.S. dollar, compared to an exchange buying rate of TL1,314,546 per U.S. dollar on January 29, 2002.

   - On January 21, 2003, the Government offered an interest rate of 58.50% for twelve-month Treasury bonds, compared to an interest rate of 59.61% for nine-month Treasury bills on January 7, 2003.

   - The industrial production index grew 8.6% in November 2002 compared to November 2001.

   - The unemployment rate, which was 8.0% in the third quarter of 2001, 10.6% in the fourth quarter of 2001, 11.8% in the first quarter of 2002 and 9.6% in the second quarter of 2002, increased to 9.9% in the third quarter of 2002.

   - In the third quarter of 2002, official unemployment was 2,373,000, compared to 2,217,000 in the second quarter of 2002.

   - A Council of Ministers' Decree providing for the increase in salaries of public civil servants was enacted and put into force on January 8, 2003. The rates of increase vary incrementally, from 6.5% to 13.7%, according to the employee's position.

TOURISM

   - From January to October 2002, tourism revenues increased to approximately $7,788 million from approximately $7,482 million during the same period in 2001.

   - From January to December 2002, the number of foreign visitors to Turkey increased by approximately 14.0% to approximately 13,248,176 from approximately 11,619,909 during the same period in 2001.

FOREIGN TRADE AND BALANCE OF PAYMENTS

      Between January and November 2002, the trade deficit amounted to approximately $6.5 billion, as compared to approximately $4.13 billion in the same period in 2001. The current account balance produced a surplus of approximately $182 million between January and November 2002, as compared to a surplus of approximately $3.61 billion in the same period in 2001.

      As of January 10, 2003, total gross international reserves were approximately $39.6 billion (compared to $33.6 billion as of January 25, 2002), Central Bank reserves were approximately $27.2 billion (compared to $19.2 billion as of January 25, 2002), commercial bank reserves and special finance house reserves were approximately $11.1 billion (compared to $13.4 billion as of January 25, 2002) and gold reserves were approximately $1.3 billion (compared to $1.0 billion as of January 25, 2002). As of January 24, 2003, Central Bank reserves were approximately $28.5 billion.

PUBLIC FINANCE AND BUDGET

   - For the year ended December 31, 2001, consolidated budget expenditures were approximately TL79,856 trillion and consolidated budget revenues were approximately TL51,090 trillion, compared to approximately TL46,193 trillion and TL33,189 trillion during the same period in 2000, respectively.

   - From January to November 2002, consolidated budget expenditures were approximately TL98,046 trillion and consolidated budget revenues were approximately TL66,609 trillion, compared to approximately TL72,338 trillion and TL46,397 trillion during the same period in 2001, respectively.

   - From January to November 2002, the consolidated budget deficit was approximately TL31,437 trillion, compared to TL25,941 trillion during the same period in 2001.

   - From January to November 2002, the primary surplus reached approximately TL15,376 trillion, compared to TL13,576 trillion during the same period in 2001.

   - For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or 6.9% of GNP. The primary surplus was targeted to be 6.5% of GNP in 2002.

   - A draft budget for 2003 has been submitted to the Assembly. An interim budget for the first 3 months of 2003 was enacted on December 27, 2002.

   - On January 8, 2003, the Government announced a fiscal measures package which is expected to generate additional savings and revenue. The package consists of certain expenditure cutting and revenue raising measures intended to meet the targeted primary surplus rate of 6.5% for the 2003 budget.

PRIVATIZATION

      The second public offering of shares in Petrol Ofisi (a petroleum distribution company) was completed in March 2002. In that public offering, 16.5% of the shares of Petrol Ofisi were sold for $168 million. The remaining 25.8% stake in Petrol Ofisi was privatized through a block sale of stock to IS Dogan Petrol Yatirimlari A.S. in July 2002.

      The Government originally planned to close the third public offering of TUPRAS (a petroleum refining company) by the end of June 2002. However, the offering has been postponed as a result of unfavorable market conditions.

      The planned privatization of Turkiye Vakiflar Bankasi T.A.O. has also been postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole.

      A privatization plan for TEKEL's tobacco and alcohol entities was submitted to the Privatization High Council and approved by such Council in December 2002. A privatization plan for SEKER (a sugar company) has been submitted to the Privatization High Council and is still under evaluation.

      The advisor for the revaluation of Turk Telecom was selected in August 2002 and the privatization plan is expected to be submitted to the Council of Ministers in March 2003.

      On January 13, 2003, the Government announced a detailed time table for its 2003 privatization program. According to the program, the Government aims to raise $4 billion from the privatizations, which include, among others, PETKIM (petrochemicals company), TUPRAS (petroleum refining company), Turkish Airlines and TEKEL (tobacco and alcoholic beverages). The program also foresees the privatization of certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on highways and Bosphorus bridges and the privatization of Turkiye Halk Bankasi A.S. (Halk Bank) and certain energy generation and distribution companies.

      The ultimate timing, nature and value of the privatization program will depend on prevailing market conditions and other relevant circumstances.

BANKING SYSTEM

      As of November 1, 2002, the SDIF had taken over 20 private banks since 1997. On July 1, 2001, the BRSA cancelled the banking license of Turk Ticaret Bankasi A.S (Turk Ticaret Bank). The Council of State will have to render a decision regarding the status of Turk Ticaret Bank. In December 2001, the banking licenses of three banks previously taken over by the SDIF, Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were also revoked. On January 11, 2002, the SDIF sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). The banking license of Toprakbank A.S. (Toprakbank) was revoked by the BRSA on September 26, 2002 and, following the revocation, Toprakbank was merged with Bayindirbank. Bayyndyrbank will remain under the control of SDIF and is to be used as a "Bridge Bank" by SDIF.

      The BRSA accepted Denizbank A.S.'s bid regarding the purchase of Milli Aydin Bankasi T.A.S. ("Tarisbank") as of October 10, 2002. The share transfer agreement regarding the purchase of Tarisbank by Denizbank A.S. was signed on October 21, 2002 and the share transfer was finalized as of October 25, 2002. The full merger of the operations of Tarysbank and Denizbank A.S. was completed in December 2002.

      On June 19, 2002, Pamukbank T.A.S. ("Pamukbank") was taken over by the SDIF. A challenge by the majority shareholders of Pamukbank to the SDIF's takeover of Pamukbank was resolved on January 27, 2003 with the signing of a protocol between the majority shareholders and the BRSA. According to this protocol, Pamukbank will remain under the control of the SDIF, which will also control the interests in Yapi ve Kredi Bankasi A.S. (Yapi Kredi Bank) held by the majority shareholders of Pamukbank. The majority shareholders of Pamukbank have undertaken to dispose of a portion of their interests in Yapi Kredi Bank to a strategic partner within three years. In accordance with the protocol, a final agreement is expected to be signed in the near future.

      On June 21, 2002, the BRSA issued the final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for 2002.

      DEBT


      Turkey's total internal debt was approximately TL149,870 trillion as of December 2002, compared to TL122,157 trillion as of December 2001. During the period from January to December 2002, the average maturity of Turkish internal public debt was 8.5 months, compared to 4.8 months in the same period of 2001. The average annual interest rate on internal public debt on a compounded basis was 64.2% as of December 2002, compared to 99.0% as of December 2001. Turkey's external debt was approximately $127,477 billion in the third quarter of 2002, compared to $115,186 billion as of the end of 2001. Since December 31, 2001, Turkey has issued the following external debt:

   - $600 million of global notes on January 22, 2002, with a maturity of ten years and an 11-1/2% interest rate, which was increased to $1 billion on December 9, 2002.

   - $250 million of global notes on February 19, 2002, with a maturity of five years and an 11-3/8% interest rate.

   - $600 million of global notes on March 19, 2002, with a maturity of six years and a 9.875% interest rate.

   - Euro 750 million of Eurobonds on May 7, 2002, with a maturity of five years and a 9.75% interest rate.

   - $500 million of global notes on November 13, 2002, with a maturity of five years and two months and a 10.50% interest rate, which was increased to $750 million on November 26, 2002.

   - $750 million of global notes on January 14, 2003, with a maturity of ten years and a 11.0% interest rate.

   - Euro 500 million of Eurobonds on January 24, 2003 with a maturity of five years and a 9.875% interest rate.

INTERNATIONAL RELATIONS

      EC Regulation 2500/2001, which governs pre-accession financial assistance to Turkey, became effective as of January 1, 2002. Although Turkey is not able to benefit from structural funds like other candidate countries, Turkey received Euro 126 million in 2002 from the European Union (the "EU"). Turkey expects to receive another Euro 149 million from the EU in 2003.

      On August 2, 2002, the Assembly approved legislation drafted to harmonize Turkey's laws with those of the EU. The legislation abolishes the death penalty except in war or near-war conditions, grants the right to conduct broadcasting and education in languages other than Turkish and increases the rights of religious minorities. The legislation seeks to satisfy several conditions required before accession talks between the EU and Turkey may begin.

      The EU, in its regular report published in October 2002, indicated that Turkey had made progress towards complying with the political criteria established for accession to the EU and particularly highlighted the recent amendments to the Turkish Constitution.

      At a meeting of the Copenhagen European Council on December 12-13, 2002, that Council decided that if the European Council comes to the conclusion in December 2004 that, on the basis of a report and a recommendation from the European Commission, Turkey fulfils the Copenhagen political criteria, the EU will open accession negotiations without delay.

      In accordance with the Commission's recommendations in its 2002 Strategy Paper, it was also decided in Copenhagen that in order to assist Turkey towards EU membership, the following steps would be taken: (1) the scope of Turkey's participation in the Customs Union would be extended; (2) the EU would intensify its scrutiny of Turkish legislative efforts to implement EU admission criteria; and (3) the EU would significantly increase its pre-accession financial assistance to Turkey.

      Turkey is currently commanding the peacekeeping force in Afghanistan and remains important in possible U.S. military actions against Iraq. Although a strong U.S. ally, Turkey has expressed certain reservations regarding military action against Iraq. In the event military action against Iraq is undertaken, Turkey is expected to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

      On June 20, 2002, Sen. John B. Breaux (D-La.) introduced legislation that would provide duty-free access to the U.S. market for products produced in designated "industrial zones" in Turkey. The legislation, called the Turkish-Israeli Economic Enhancement Act, would allow Turkey to participate in the Qualifying Industrial Zone program established in 1996 to facilitate economic cooperation between Israel, Egypt and Jordan. The proposed bill would cover certain Turkish-made products but would not include textiles.

      On November 11, 2002, the United Nations released a new peace plan for Cyprus, which contemplates a unified island. The discussions between the Turkish and Greek sides are continuing.